Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of July 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: July 9, 2007

List of materials

Documents attached hereto:


i) Press release announcing Sony Computer Entertainment America introduces new 80GB PlayStation(R)3 (PS3(TM)); announces new price on current 60GB model


FOR IMMEDIATE RELEASE


                SONY COMPUTER ENTERTAINMENT AMERICA INTRODUCES
                      NEW 80GB PLAYSTATION(R)3 (PS3(TM));
                   ANNOUNCES NEW PRICE ON CURRENT 60GB MODEL

     80GB System Designed for Today's Connected Gamer, 60GB Price Now $499


FOSTER CITY, Calif., July 9, 2007 - Sony Computer Entertainment America (SCEA), Inc. today announced a new 80GB model of its PLAYSTATION(R)3 (PS3(TM)) computer entertainment system. Beginning in August, the new PS3 model will be available in North America for a suggested retail price of $599/$659 CND and will be sold with the popular online-enabled racing game MotorStorm(TM). In conjunction with this news, the company also announced that effective immediately, the current 60GB PS3 model will be available in North America for $499/$549 CND, or $100 below the original launch price.

By featuring an expanded hard disk drive (HDD), the new 80GB PS3 is designed to appeal to the online gaming and entertainment enthusiast, providing ample storage space to download more games and other entertainment content from PLAYSTATION(R)Network. There are currently more than 60 playable games and game-related downloads available through PLAYSTATION(R)Store, with expanded entertainment content coming soon. The new model features the million-selling game MotorStorm in the box, allowing up to 12 players to play online at one time, hitting the dirt in this visually-arresting, fast-paced racing title.

Throughout the holidays and this fiscal year, more than 120 new first and third-party software titles will be available for North American PS3 users to enjoy, in addition to the more than 40 software titles currently available. Key upcoming first-party titles include Folklore(TM), Heavenly Sword(TM), LAIR, NBA'08, Ratchet & Clank(R) Future: Tools of Destruction(TM), SingStar(TM),
SOCOM: U.S. Navy SEALs Confrontation, THE EYE OF JUDGMENT(TM), Uncharted:
Drake's Fortune and Warhawk(TM).

Numerous third-party titles, including several exclusives, will also be available such as Devil May Cry(R)IV, Dynasty Warriors(R):GUNDAM(R), Grand Theft Auto IV, Harry Potter and the Order of the Phoenix, Hellboy, Metal Gear Solid 4 Guns of the Patriots, Ninja Gaiden Sigma(R), SEGA Rally(R) Revo,
Stranglehold(TM), The Darkness, TimeShift(TM), Tom Clancy's Rainbow Six Vegas and Tom Clancy's Ghost Recon Advanced Warfighter(TM) 2.

Additional games and services will also be available for PS3 system owners through the PLAYSTATION Network including PlayStation Home, a state-of-the-art 3D online community that serves as a meeting place for PS3 users around the world, as well as numerous downloadable games including the highly-anticipated title PAIN.

"As we move into the next phase of PS3, it's important that we continue to evaluate our product line, offering consumers the technology and features that meet their growing needs for new forms of media and the way in which it is delivered," said Jack Tretton, president and CEO of SCEA. "The introduction of the 80GB PS3, the new pricing for the current 60GB model, the availability of more than 100 new software titles this fiscal year and, finally, the expansion of services for PLAYSTATION Network, will provide even more options for users and will help bring new consumers into the PS3 fold."

Both the 80GB and 60GB PS3 models come standard with Cell Broadband Engine(TM) (Cell/B.E.), Blu-ray Disc(TM) (BD) player, built-in HDD, 1080p high-definition output, Wi-Fi connectivity and SIXAXIS(TM) wireless controller.


About Sony Computer Entertainment America Inc.

Sony Computer Entertainment America Inc. continues to redefine the entertainment lifestyle with its PlayStation(R) and PS one(R) game console, the PlayStation(R)2 computer entertainment system, the PSP(R)
(PlayStation(R)Portable) mobile entertainment system, the ground-breaking PLAYSTATION(R)3 (PS3(TM)) computer entertainment system and its online and network services the PLAYSTATION(R)Network and PLAYSTATION(R)Store.

Recognized as the undisputed industry leader, Sony Computer Entertainment America Inc. markets the PlayStation family of products and develops, publishes, markets and distributes software for the PS one game console, the PlayStation 2 computer entertainment system and the PSP system for the North American market. Based in Foster City, Calif. Sony Computer Entertainment America Inc. serves as headquarters for all North American operations and is a wholly owned subsidiary of Sony Computer Entertainment Inc.


                                     # # #


Visit us on the Web at http://www.us.playstation.com

"PlayStation", "PLAYSTATION", "PSP," "PS one" are registered trademarks and "PS3", "Cell Broadband Engine" and "SIXAXIS" are trademarks of Sony Computer Entertainment Inc.